March 28, 2025

Kang-Huai Wang
Chief Executive Officer
CapsoVision, Inc.
18805 Cox Avenue, Suite 250
Saratoga, CA 95070

       Re: CapsoVision, Inc.
           Amendment No. 1
           Draft Registration Statement on Form S-1
           Submitted March 14, 2025
           CIK No. 0001378325
Dear Kang-Huai Wang:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7, 2025 letter.

Draft Registration Statement on Form S-1 submitted March 14, 2025
Manufacturing and Supply, page 107

1. We refer to your revised disclosure in response to prior comment 13, which we reissue in part. Please expand your disclosure relating to the minimum purchase requirements in the Toshiba Agreement.
Intellectual Property, page 110

2. We note your response to prior comment 14, which we reissue. For each non-U.S.
       patent listed, please revise to disclose the expected expiration and the type of patent
 March 28, 2025
Page 2

       protection for each of the granted patents.
       Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Portia Ku, Esq.